# Merrill Lynch International

## Form SBSE-A

Supplemental Filing Attachment:

**Amendment to Schedule B, Section II**

**Question 13B**

**July 18, 2022**

**Merrill Lynch International - Response to Question 13B of Form SBSE-A with respect to arrangements with others who Execute or Trade**

| Venue Legal Entity Name | Business Address | LEI |
|---|---|---|
| ALLFUNDS BANK SA | CALLE PADRES DOMINICOS 7, MADRID, SPAIN, 28050 | 95980020140005844330 |
| AQUIS EXCHANGE PLC | 77 Cornhill, LONDON, UNITED KINGDOM, EC3V 3QQ | 213800IXJSF5E1SIW150 |
| AUREL BGC | BGC AUREL ETC POLLAK 15 17, PARIS, FRANCE, 75002 | 5RJTDGZG4559ESIYLD31 |
| BANK OF GREECE S.A. | 21 El. Venizelou, ATHENS, GREECE, 10250 | 549300WJCD3M1OKM9G60 |
| BGC PARTNERS, INC. | 499 PARK AVE, New York, UNITED STATES, 100221240 | TF1LXM1YNB81WKUH5G19 |
| BLOOMBERG SEF LLC | 731 LEXINGTON AVENUE, NEW YORK , UNITED STATES, 10022 | 5493003IUYOH354SNS58 |
| BLOOMBERG TRADEBOOK CANADA COMPANY | BROOKFIELD PLACE,TD CANADA TRUST TOWER 1, TORONTO, CANADA, M5J 2S1 | 254900N3K8DHWXXMF546 |
| BLOOMBERG TRADEBOOK LLC | 731 LEXINGTON AVE, New York, UNITED STATES, 100221331 | 549300P0PVQNO43T7K36 |
| BLOOMBERG TRADEBOOK SINGAPORE PTE LTD | 23 Church Street, SINGAPORE, SINGAPORE, 49481 | 254900HSS82AHMTPAD95 |
| BLOOMBERG TRADING FACILITY B.V. | Stadhouderskade 14, Amsterdam, NETHERLANDS, 1054 ES | 254900QBKK4WBSO3GE51 |
| BLOOMBERG TRADING FACILITY LIMITED | 3 Queen Victoria Street, LONDON, UNITED KINGDOM, EC4N 4TQ | 549300ROEJDDAXM6LU05 |
| BOLSAS Y MERCADOS ESPAÑOLES RENTA FIJA SA. | PLAZA LEALTAD 1, MADRID, SPAIN, 28014 | 95980096HCV0D0TYCR12 |
| BONDSPOT S A | Ul. Ksiazeca 4, Warszawa, POLAND, 00-498 | 259400N28EKSTIFFCL55 |
| BORSE BERLIN AG | Fasanenstr. 85, Berlin, GERMANY, 10623 | 391200I7OS301UELZA68 |
| CAPITALAB, BGC BROKERS LP | One Churchill Place, London, UNITED KINGDOM, E14 5RD | 549300E4E20WX3NXGV82 |
| CBOE EUROPE LIMITED | The Monument Building, LONDON, UNITED KINGDOM, EC3R 8AF | 254900ERRPSKE7UZH711 |
| DEUTSCHE BORSE AG | Mergenthalerallee 61, Eschborn, GERMANY, 65760 | 529900G3SW56SHYNPR95 |
| DIGITAL VEGA FX LTD | 9Th Floor, LONDON, UNITED KINGDOM, EC2V 6DN | 213800GQ81SBZ7SCHZ94 |
| EQUILEND EUROPE LIMITED | 1 Canada Square, LONDON, UNITED KINGDOM, E14 5AA | 213800BUOJT8E71MBB36 |
| EUROMTS LTD | 7TH FLOOR, 110 CANNON STREET, LONDON, EC4N 6EU, GB | 213800OANOWGT2KW8O63 |
| EURONEXT AMSTERDAM N.V. | Beursplein 5, Amsterdam, NETHERLANDS, 1012 JW | 724500V6UOK62XEZ2L78 |
| EURONEXT BRUSSELS SA | Rue du Marquis 1, Internal Postal Box 1, Bruxelles, BELGIUM, 1000 | 5493007YLUF2KAS0TM17 |
| EURONEXT LISBON - SOCIEDADE GESTORA DE MERCADOS REGULAMENTADOS, S.A. | AVENIDA DA LIBERDADE, 196 7º, LISBOA, PORTUGAL, 1250-147 | 529900K0OK4J5I7A5V66 |
| EURONEXT PARIS SA | PARIBOURSE SBF SOC BOURSES FRANCAISES, COURBEVOIE, FRANCE, 92400 | 969500HMVSZ0TCV65D58 |
| GLMX TECHNOLOGIES LLC | 330 7th Ave FL 17, New York, UNITED STATES, 100015246 | 254900ASG2SHGJG66W93 |
| INTERCONTINENTAL EXCHANGE, INC. | 5660 New Northside Dr 3, Atlanta, UNITED STATES, 303285800 | 5493000F4ZO33MV32P92 |
| INVESTORS' EXCHANGE LLC | 150 Greenwich St FL 44, New York, UNITED STATES, 100075200 | (blank) |
| KOREA EXCHANGE | 40 Munhyeongeumyung-ro, Nam-gu, BUSAN, SOUTH KOREA, 48400 | 549300TJ3RRV6Q1UEW14 |
| LMAX LTD | Monsoon Building, LONDON, UNITED KINGDOM, W11 4AN | 21380034TU2TI8CNZ578 |
| LONDON STOCK EXCHANGE PLC | The London Stock Exchange, LONDON, UNITED KINGDOM, EC4M 7LS | 213800D1EI4B9WTWWD28 |
| MARKETAXESS NL B.V. | Herengracht 280, Amsterdam, NETHERLANDS, 1016 BX | 5299000UUYW66L5LT560 |
| MARKETAXESS SINGAPORE PTE. LIMITED | 10 Collyer Quay, SINGAPORE, SINGAPORE, 49315 | 529900GFVFMKAFCMT075 |
| NASDAQ STOCKHOLM AB | Tullvaktsvägen 15, Stockholm, SWEDEN, 115 56 | 549300KBQIVNEJEZVL96 |
| OTCX TRADING LIMITED | Albert Buildings, LONDON, UNITED KINGDOM, EC4N 4SA | (blank) |
| QUANTILE TECHNOLOGIES LIMITED | Cannon Green Building, LONDON, UNITED KINGDOM, EC4R 0AN | 2138008G1UZG2VYK9C07 |
| SIX SWISS EXCHANGE AG | Hardturmstrasse 201, ZÜRICH, SWITZERLAND, 8005 | 529900HQ12A6FGDMWA17 |
| THE LONDON METAL EXCHANGE | 10 Finsbury Square, LONDON, UNITED KINGDOM, EC2A 1AJ | 213800NB8G5VRT1DXC91 |
| TRADEWEB MARKETS LLC | 2200 PLAZA FIVE, Jersey City, UNITED STATES, 73114006 | 5493000G5QHJUY9ZWQ91 |
| TRAYPORT LTD | 7Th Floor, LONDON, UNITED KINGDOM, EC2A 2AP | 213800PICGAHUDMI1Z46 |

| | | |
|---|---|---|
| TURQUOISE GLOBAL HOLDINGS LTD | The London Stock Exchange, LONDON, UNITED KINGDOM, EC4M 7LS | 2138006SKBMJJUE2HV03 |
| UBS EUROPE SE | Opern Turm 2-4, Frankfurt am Main, GERMANY, 60306 | 5299007QVIQ7IO64NX37 |
| WARSAW STOCK EXCHANGE | Ksiazeca 4, Warsaw, POLAND, 00-498 | 25940039ZHD3Z37GKR71 |
| YIELDBROKER PTY LIMITED | L 6 14 MARTIN PLACE, SYDNEY, AUSTRALIA, 2000 | 549300QRJM24CLE17N18 |
| TSAF OTC S.A. | 9 PL VENDOME, 75001, PARIS 1, FR \| France, French Republic | 969500V058ZSY03FNX80 |
| EBS SERVICE COMPANY LIMITED | LAVATERSTRASSE 40, 8002, ZURICH, CH-ZH, CH \| Switzerland, Swiss Confederation | 213800Y1KZLBMHGMTJ05 |
| TURQUOISE GLOBAL HOLDINGS EUROPE B.V. | NIEUWEZIJDS VOORBURGWAL 162, SUITE 108, 1012 SJ, AMSTERDAM, NL \| Netherlands | 213800ZA8TWTNVG43376 |

**Merrill Lynch International - Response to Question 13B of Form SBSE-A with respect to arrangements with others who Custody, Clear, or Settle**

| Entity Name | External LEI | Full Address of Third Party | Location | Category | Sub category | Product |
|---|---|---|---|---|---|---|
| THE BANK OF NEW YORK MELLON | HPFHU0OQ28E4N0NFVK49 | 240 Green Street, New York, NY 10286 | UNITED STATES | Partner Bank | Securities Partner Bank | Sub Custodian |
| STATE STREET CORPORATION | 549300ZFEEJ2IP5VME73 | State Street Financial Center 1 Lincoln Street Boston MA 02111 | UNITED STATES | Partner Bank | Securities Partner Bank | Sub Custodian |
| BNP PARIBAS SECURITIES SERVICES S.C.A. ZWEIGNIEDERLASSUNG FRANKFURT | 549300WCGB70D06XZS54 | Europa-Allee 12, 60327 Frankfurt am Main, Germany | AUSTRIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| BNP PARIBAS SECURITIES SERVICES | 549300WCGB70D06XZS54 | Les Grands Moulin de Pantin, 9 Rue du Debarcadere 93500 Pantin, France | FRANCE/Portugal | Partner Bank | Securities Partner Bank | Sub Custodian |
| BNP PARIBAS SECURITIES SERVICES S.C.A. ZWEIGNIEDERLASSUNG FRANKFURT | 549300WCGB70D06XZS54 | Europa-Allee 12, 60327 Frankfurt am Main, Germany | GERMANY | Partner Bank | Securities Partner Bank | Sub Custodian |
| BNP PARIBAS SECURITIES SERVICES | 549300WCGB70D06XZS54 | Piazza Lina Bo Bardi 3 20124 Milano | ITALY | Partner Bank | Securities Partner Bank | Sub Custodian |
| BNP PARIBAS SECURITIES SERVICES AUSTRALIA BRANCH | 549300WCGB70D06XZS54 | Level 4, 60 Castlereagh Street, Sydney, NSW, 2000, Australia | NEW ZEALAND | Partner Bank | Securities Partner Bank | Sub Custodian |
| BNP PARIBAS ESPANA, SA | 549300WCGB70D06XZS54 | BNP Paribas Securities Services Calle Emilio Vargas, 4 28043 Madrid, Spain | SPAIN | Partner Bank | Securities Partner Bank | Sub Custodian |
| BNP PARIBAS SECURITIES SERVICES, PARIS, SUCCURSALE DE ZURICH | 549300WCGB70D06XZS54 | Selnaustrasse 16, PO Box, 8022 Zurich, Switzerland | SWITZERLAND | Partner Bank | Securities Partner Bank | Sub Custodian |
| The Branch of CITIBANK, N.A. in the Republic of Argentina | 579100KKDGKCFFKKF005 | Bartolomé Mitre 530 –3rd floor, Buenos Aires, C1036AAJ, Argentina | ARGENTINA | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIGROUP PTY LIMITED | 0C45RG70GW42XSBLJ131 | Level 16, 120 Collins Street, Melbourne VIC 3000 | AUSTRALIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| Citibank, N.A. Brazilian Branch | E57ODZWZ7FF32TWEFA76 | Av. Paulista 1.111, 12º andar, CEP: 01311-920 São Paulo SP | BRAZIL | Partner Bank | Securities Partner Bank | Sub Custodian |
| N A Citibank | 8B4EZFY8IHJC44TT2K84 | Estado 260, Level 2, Santiago, Chile 8320204 | CHILE | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK, N.A. (HONG KONG BRANCH) | E57ODZWZ7FF32TWEFA76 | Citi HK address: 50/F, Champion Tower, Three Garden Road, Central, Hong Kong<br><br>Citi China address: 35/F, Citigroup Tower, No.33 Hua Yuan Shi Qiao Road, Lu Jia Zui Finance and Trade Zone, Shanghai, 200120, P.R. China | CHINA | Partner Bank | Securities Partner Bank | Sub Custodian |

| | | | | | | |
|---|---|---|---|---|---|---|
| CITITRUST COLOMBIA S A SOCIEDAD FIDUCIARIA | 549300242J3IJCOSGI49 | Carrera 9A, No. 99-02, Bogota, Colombia | COLOMBIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK EUROPE PLC, GREECE BRANCH | N1FBEDJ5J41VKZLO2475 | 8 Othonos street, 10557 Athens, Greece | GREECE / CYPRUS | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK N.A. EGYPT | E57ODZWZ7FF32TWEFA76 | Level 3, 46, Al Salam Axis Street, First Sector at the Fifth Settlement, New Cairo – Cairo, Egypt | EGYPT | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK, N.A. (HONG KONG BRANCH) | E57ODZWZ7FF32TWEFA76 | 50/F Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong | HONG KONG | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK N.A. (MUMBAI BRANCH) | E57ODZWZ7FF32TWEFA76 | Citibank N.A. FIFC, C-54 & 55, G Block, Bandra Kura Complex, Bandra East, Mumbai - 400051 | INDIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK N.A. ISRAEL BRANCH | E57ODZWZ7FF32TWEFA76 | Ha'arba'a 21 Tel Aviv | ISRAEL | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK BERHAD | E57ODZWZ7FF32TWEFA76 | Level 43, Securities Services, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia | MALAYSIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| BANCO NACIONAL DE MEXICO, S.A. | 2SFFM4FUIE05S37WFU55 | Acturario Roberto Medellin. 800 Colonia Santa Fe Mexico D.F 01219 | MEXICO | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK N.A., PAKISTAN | E57ODZWZ7FF32TWEFA76 | Army Welfare Trust (AWT) Plaza, I.I.Chundrigar Road, Karachi, Pakistan- 74200 | PAKISTAN | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK DEL PERU S.A. | MYTK5NHHP1G8TVFGT193 | Canaval y Moreyra 480, Piso 3, San Isidro, Lima 27, Peru | PERU | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK NA (PHILIPPINES BRANCH) | E57ODZWZ7FF32TWEFA76 | Citibank N.A. Philippine Branch 16th Floor, Citibank Plaza, 34th St,, Bonifacio Global City, Taguig City, Metro Manila ,Philippines 1634 | PHILIPPINES | Partner Bank | Securities Partner Bank | Sub Custodian |
| AO Citibank | CHSQDSVI1UI96Y2SW097 | 8-10, bld.1, Gasheka street, Moscow, 125047, Russia | RUSSIAN FEDERATION | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK SINGAPORE LIMITED | 549300BSM2K5JOIUQ068 | 8 Marina View, #16-00 Asia Square Tower 1, Singapore 018960 | SINGAPORE | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK KOREA INC. | 745P3MMS7E8CUVXDRJ82 | 50, Saemunan-ro, Jongno-gu, Seoul, 03184, Korea | SOUTH KOREA | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK, N.A. (BANGKOK BRANCH) | E57ODZWZ7FF32TWEFA76 | 18th Floor, 399 Interchange 21 Building, Sukhumvit Road, Klongtoey Nua, Wattana District, Bangkok 10110, THAILAND | THAILAND | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK ANONIM SIRKETI | CWZ8NZDH5SKY12Q4US31 | Tekfen Tower, Eski Buyukdere Caddesi 209 Kat 2, Postal Code 34394 Levent, Istanbul - Turkey | TURKEY | Partner Bank | Securities Partner Bank | Sub Custodian |

| | | | | | | |
|---|---|---|---|---|---|---|
| PUBLIC JOINT-STOCK COMPANY CITIBANK | 549300E0ROTI7ACBZH02 | Bud.16-g, Dilova Str, 03150, Kyiv, Ukraine | UKRAINE | Partner Bank | Securities Partner Bank | Sub Custodian |
| CITIBANK N.A. LONDON BRANCH | G2M96IXONJEAOBNT6B40 | Citigroup Centre, Canary Wharf, London, E14 5LB | UNITED KINGDOM | Partner Bank | Securities Partner Bank | Sub Custodian |
| N A CITIBANK | E57ODZWZ7FF32TWEFA76 | 388 Greenwich Street New York NY 10013 | UNITED STATES | Partner Bank | Securities Partner Bank | Sub Custodian |
| HSBC BANK (CHINA) COMPANY LIMITED | 300300C1050131000118 | 33rd Floor, HSBC Building, Shanghai ifc, 8 Century Avenue, Pudong, Shanghai, China (200120) | CHINA | Partner Bank | Securities Partner Bank | Sub Custodian |
| HSBC BANK MIDDLE EAST LIMITED, KUWAIT BRANCH | 549300F99IL9YJDWH369 | Qibla Area, Hamad Al-Saqr St., Kharafi Tower, G/1/2 Floors, P.O Box 1683, Safat 13017 Kuwait | KUWAIT | Partner Bank | Securities Partner Bank | Sub Custodian |
| HSBC BANK MIDDLE EAST LIMITED, QATAR BRANCH | 549300F99IL9YJDWH369 | Securities Services Department (HSS Dept), 2nd Floor, Ali Bin Ali Tower Building no: 150, Al Matar Street (Airport Road), P.O.Box 57. Street no. 950, Ummghuwalina Area, Doha, Qatar | QATAR | Partner Bank | Securities Partner Bank | Sub Custodian |
| HSBC SAUDI ARABIA | 2138009S6SHV5GLS7987 | HSBC Head Office, 2nd Floor, 7267 Olaya, Al Murooj, Riyadh 12283-2255, Kingdom of Saudi Arabia | SAUDI ARABIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED (SRI LANKA BRANCH) | 2HI3YI5320L3RW6NJ957 | No 24, Sir Baron Jayatilaka Mawatha, Colombo 1, Sri Lanka | SRI LANKA | Partner Bank | Securities Partner Bank | Sub Custodian |
| HSBC BANK (TAIWAN) LIMITED | 549300SG184IVNYDMN03 | 13F, No. 333 Keelung Road, Sec. 1, Xinyi District, Taipei 110, Taiwan | TAIWAN | Partner Bank | Securities Partner Bank | Sub Custodian |
| HSBC BANK PLC | MP615ZYZBEU3UXPYFY54 | Global Liquidity and Cash Management – GLCM Level 27, 8 Canada Square, Canary Wharf, London, E14 5HQ | UNITED KINGDOM | Partner Bank | Securities Partner Bank | Sub Custodian |
| HSBC BANK (VIETNAM) LIMITED | 213800H95OG9OHRT4Y78 | The Metropolitan, Floor 2, 235 Dong Khoi Street, District 1, Ho Chi Minh city, Vietnam | VIETNAM | Partner Bank | Securities Partner Bank | Sub Custodian |
| CLEARSTREAM INTERNATIONAL SA | 549300OL514RA0SXJJ44 | 11 Westferry Circus, Canary Wharf, London, E14 4HE, United Kingdom | LUXEMBOURG | Partner Bank | Securities Partner Bank | International Central Securities Depository |
| SOCIETE GENERALE MAROCAINE DE BANQUES SA | 549300WHIMVBNIDQWK21 | 55, Boulevard Abdelmoumen, Casablanca, 20100, Morocco | MOROCCO | Partner Bank | Securities Partner Bank | Sub Custodian |
| UNION INTERNATIONAL DE BANQUES SA | 549300WKCW12LEPUMV07 | Union Internationale de Banques 65 Av Habib Bourguiba 1000 Tunis - Tunisia | TUNISIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| ZAGREBACKA BANKA D.D. | PRNXTNXHBI0TSY1V8P17 | Savska 62, 10000 Zagreb | CROATIA | Partner Bank | Securities Partner Bank | Sub Custodian |

| | | | | | | |
|---|---|---|---|---|---|---|
| UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S. | KR6LSKV3BTSJRD41IF75 | Želetavská 1525/1, 140 92 Praha 4 - Michle, Czech Republic | CZECH REPUBLIC | Partner Bank | Securities Partner Bank | Sub Custodian |
| UNICREDIT BANK HUNGARY ZRT. | Y28RT6GGYJ696PMW8T44 | Szabadság tér 5-6. HU-1054 Budapest | HUNGARY | Partner Bank | Securities Partner Bank | Sub Custodian |
| UNICREDIT BANK S.A. | 5493003BDYD5VPGUQS04 | 1F Expozitiei Blvd. RO-012101, Bucharest 1, Romania | ROMANIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| UNICREDIT BANK SRBIJA A.D. | 52990001O0THU00TYK59 | Jurija Gagarina 12, Belgrade Business Center 11070 Novi Beograd, Srbija | SERBIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| UniCredit Bank Czech Republic and Slovakia, a.s., Pobocka Zahraničnej Banky | KR6LSKV3BTSJRD41IF75 | Šancová 1/A 813 33 Bratislava | SLOVAK REPUBLIC | Partner Bank | Securities Partner Bank | Sub Custodian |
| UNICREDIT BANKA SLOVENIJA d.d. | 549300O2UN9JLME31F08 | Šmartinska 140 SI-1000 Ljubljana, Slovenija/Slovenia | SLOVENIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| EUROCLEAR BANK SA | 549300OZ46BRLZ8Y6F65 | 1 Boulevard du Roi Albert II, B – 1210 Brussels, Belgium | BELGIUM | Partner Bank | Securities Partner Bank | International Central Securities Depository |
| ITAU UNIBANCO S/A. | 549300C1N8WOCC1VR551 | Alfredo Egydio de Souza Aranha 100, Sao Paulo, SP 0434-4902 | BRAZIL | Partner Bank | Securities Partner Bank | Sub Custodian |
| ITAU DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS S.A. | BZO2P8KHO2O10H5QQ663 | Avenida Brigadeiro Faria Lima, 3500, 3 Andar Parte, Sao Paulo, SP, 0453-8132 | BRAZIL | Partner Bank | Securities Partner Bank | Sub Custodian |
| STANDARD CHARTERED BANK, BAHRAIN BRANCH | RILFO74KP1CM8P6PCT96 | Manama Main Branch, Building no.180, Government Avenue, Manama 315. Kingdon of Bahrain | BAHRAIN | Partner Bank | Securities Partner Bank | Sub Custodian |
| STANDARD CHARTERED BANK, BANGLADESH BRANCH | RILFO74KP1CM8P6PCT96 | 67 Gulshan Avenue, Dhaka, Bangladesh | BANGLADESH | Partner Bank | Securities Partner Bank | Sub Custodian |
| STANDARD CHARTERED BANK (INDONESIA BRANCH) | RILFO74KP1CM8P6PCT96 | World Trade Center II, 3rd Floor Jl.Jend. Sudirman Kav.29-31 Jakarta 12920 | INDONESIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| STANDARD CHARTERED BANK, JORDAN BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Shemissani Main Building, Al Thakafa Street, Amman - 111910, Jordan | JORDAN | Partner Bank | Securities Partner Bank | Sub Custodian |
| STANDARD CHARTERED BANK KENYA LTD | 549300RBHWW5EJIRG629 | Standard Chartered Bank Kenya Limited, Standard Chartered@Chiromo, 48 Westlands Road, P. O. Box 30003 - 00100, Nairobi, Kenya | KENYA | Partner Bank | Securities Partner Bank | Sub Custodian |

| | | | | | | |
|---|---|---|---|---|---|---|
| STANDARD CHARTERED BANK (MAURITIUS) LIMITED | 549300R0Q58QYRNZLS10 | Standard Chartered Bank (Mauritius) Limited Standard Chartered Tower 19th Bank Street, Cybercity 72201 Ebene, Mauritius | MAURITIUS | Partner Bank | Securities Partner Bank | Sub Custodian |
| STANDARD CHARTERED BANK, OMAN BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Bait Al Falaj Street, Ruwi, Sultanate of Oman | OMAN | Partner Bank | Securities Partner Bank | Sub Custodian |
| STANDARD CHARTERED BANK, UAE BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Building 1, DIFC, 4th Floor, PO Box 999, Dubari, UAE | UNITED ARAB EMIRATES | Partner Bank | Securities Partner Bank | Sub Custodian |
| STANDARD CHARTERED BANK, DIFC BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Building 1, DIFC, 4th Floor, PO Box 999, Dubari, UAE | UNITED ARAB EMIRATES | Partner Bank | Securities Partner Bank | Sub Custodian |
| RAIFFEISENBANK /BULGARIA/ EAD | 5299009KAL4KO7584196 | Raiffeisenbank (Bulgaria) EAD 55 Nikola Vaptsarov Blvd., Expo 2000, Phase III, 4 floor, 1407 Sofia, Bulgaria | BULGARIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| RAIFFEISEN BANK INTERNATIONAL AG | 2534006HF1L4YF10UD91 | Joint stock company Raiffeisenbank 17, Troitskaya str., bld. 1 Moscow 129090 Russia | Kazakhstan | Partner Bank | Securities Partner Bank | Sub Custodian |
| STANBIC IBTC BANK PLC | 029200098C3K8BI2D551 | Stanbic I.B.T.C Bank PLC I.B.T.C Place Walter Carrington Crescent Victoria Island Lagos Nigeria | NIGERIA | Partner Bank | Securities Partner Bank | Sub Custodian |
| THE STANDARD BANK OF SOUTH AFRICA LTD | QFC8ZCW3Q5PRXU1XTM60 | Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street, Johannesburg, 2001 | SOUTH AFRICA | Partner Bank | Securities Partner Bank | Sub Custodian |
| Nordea Danmark, Filial af Nordea Bank Abp, Finland | 529900ODI3047E2LIV03 | Helgeshøj Allé 33, Hermes Hus, Taastrup – Postboks 850, 0900 København C | DENMARK | Partner Bank | Securities Partner Bank | Sub Custodian |
| Nordea Bank Abp | 529900ODI3047E2LIV03 | Satamaradankatu 5, FI-00020 NORDEA, Helsinki,1680235-8 | FINLAND | Partner Bank | Securities Partner Bank | Sub Custodian |
| Nordea Bank Abp, filial I Norge | 529900ODI3047E2LIV03 | Essendrops gate 7, 0368, Oslo, Norway | NORWAY | Partner Bank | Securities Partner Bank | Sub Custodian |
| Nordea Bank Abp, filial I Sverige | 529900ODI3047E2LIV03 | Smålandsgatan 17, A202 SE- 105 71 Stockholm, Sweden | SWEDEN | Partner Bank | Securities Partner Bank | Sub Custodian |
| BANK POLSKA KASA OPIEKI SA | 5493000LKS7B3UTF7H35 | Żwirki i Wigury 31, 02-091 Warsaw, Poland | POLAND | Partner Bank | Securities Partner Bank | Sub Custodian |
| Skandinaviska Enskilda Banken AB (publ) | F3JS33DEI6XQ4ZBPTN86 | Kungsträdgårdsgatan 8, SE-106 40 STOCKHOLM, SWEDEN | FINLAND | Partner Bank | Securities Partner Bank | Sub Custodian |

| | | | | | | |
|---|---|---|---|---|---|---|
| Skandinaviska Enskilda Banken AB (publ) | F3JS33DEI6XQ4ZBPTN86 | Kungsträdgårdsgatan 8, SE-106 40 STOCKHOLM, SWEDEN | Denmark | Partner Bank | Securities Partner Bank | Sub Custodian |
| Skandinaviska Enskilda Banken AB (publ) | F3JS33DEI6XQ4ZBPTN86 | Kungsträdgårdsgatan 8, SE-106 40 STOCKHOLM, SWEDEN | Norway | Partner Bank | Securities Partner Bank | Sub Custodian |
| AS SEB Pank | 549300ND1MQ8SNNYMJ22 | 2 Tornimäe Street, Tallinn 15010, Estonia; | Estonia | Partner Bank | Securities Partner Bank | Sub Custodian |
| ICE CLEAR CREDIT LLC | T33OE4AS4QXXS2TT7X50 | 353 North Clark Street, Chicago, 60654, US | UNITED STATES | Financial Market Utility | Central Counterparty (CCP) | CDS |
| ICE CLEAR EUROPE LTD | 5R6J7JCQRIPQR1EEP713 | MILTON GATE, 60 CHISWELL STREET, London EC1Y 4SA, GB | UNITED KINGDOM | Financial Market Utility | Central Counterparty (CCP) | Listed |
| ICE CLEAR EUROPE LTD | 5R6J7JCQRIPQR1EEP713 | MILTON GATE, 60 CHISWELL STREET, London EC1Y 4SA, GB | UNITED KINGDOM | Financial Market Utility | Central Counterparty (CCP) | CDS |
| BANQUE CENTRALE DE COMPENSATION (LCH SA) | R1IO4YJ0O79SMWVCHB58 | 18 RUE DU 4 SEPTEMBRE, 75002, Paris, FR-75, France | FRANCE | Financial Market Utility | Central Counterparty (CCP) | CDS Clear |
| BANQUE CENTRALE DE COMPENSATION (LCH SA) | R1IO4YJ0O79SMWVCHB58 | 18 RUE DU 4 SEPTEMBRE, 75002, Paris, FR-75, France | FRANCE | Financial Market Utility | Central Counterparty (CCP) | Fixed Income |
| BANQUE CENTRALE DE COMPENSATION (LCH SA) | R1IO4YJ0O79SMWVCHB58 | 18 RUE DU 4 SEPTEMBRE, 75002, Paris, FR-75, France | FRANCE | Financial Market Utility | Central Counterparty (CCP) | Cash Equity and Derivatives |
| CASSA DI COMPENSAZIONE E GARANZIA SPA | 8156006407E264D2C725 | VIA TOMACELLI, 146, 00186, Roma, Italy | ITALY | Financial Market Utility | Central Counterparty (CCP) | Cash Equity and Derivatives |
| LCH LIMITED | F226TOH6YD6XJB17KS62 | Aldgate House,<br>33 Aldgate High Street,<br>EC3N 1EA<br>London | UNITED KINGDOM | Financial Market Utility | Central Counterparty (CCP) | SwapClear (SCM) |
| LCH LIMITED | F226TOH6YD6XJB17KS62 | Aldgate House,<br>33 Aldgate High Street,<br>EC3N 1EA<br>London | UNITED KINGDOM | Financial Market Utility | Central Counterparty (CCP) | RepoClear (SCM) |
| LCH LIMITED | F226TOH6YD6XJB17KS62 | Aldgate House,<br>33 Aldgate High Street,<br>EC3N 1EA<br>London | UNITED KINGDOM | Financial Market Utility | Central Counterparty (CCP) | EquityClear (SCM) |
| LCH LIMITED | F226TOH6YD6XJB17KS62 | Aldgate House,<br>33 Aldgate High Street,<br>EC3N 1EA<br>London | UNITED KINGDOM | Financial Market Utility | Central Counterparty (CCP) | Listed Interest Rates (SCM) |

| | | | | | | |
|---|---|---|---|---|---|---|
| LCH LIMITED | F226TOH6YD6XJB17KS62 | Aldgate House, 33 Aldgate High Street, EC3N 1EA London | UNITED KINGDOM | Financial Market Utility | Central Counterparty (CCP) | ForexClear (SCM) |
| EUREX CLEARING AG | 529900LN3S50JPU47S06 | Mergenthalerallee 61 65760 Eschborn, DE-HE Germany | GERMANY | Financial Market Utility | Central Counterparty (CCP) | OTC IRS |
| EUREX CLEARING AG | 529900LN3S50JPU47S06 | Mergenthalerallee 61 65760 Eschborn, DE-HE Germany | GERMANY | Financial Market Utility | Central Counterparty (CCP) | Transactions at Eurex Deutschland |
| EUREX CLEARING AG | 529900LN3S50JPU47S06 | Mergenthalerallee 61 65760 Eschborn, DE-HE Germany | GERMANY | Financial Market Utility | Central Counterparty (CCP) | Frankfurt Stock Exchanges Equities |
| LME CLEAR LTD | 213800L8AQD59D3JRW81 | 10 FINSBURY SQUARE, EC2A 1AJ, London, UK | UNITED KINGDOM | Financial Market Utility | Central Counterparty (CCP) | Metals and Metal Options |
| KOREA SECURITIES DEPOSITORY | 9884008RRMX1X5HV6625 | 40, Munhyeongeumyung-ro, Nam-gu, Busan 50F, BIFC 48400 Busan Metropolitan City KR-26 | SOUTH KOREA | Financial Market Utility | Central Counterparty (CCP) | Cash Equity and Fixed Income |
| EUROPEAN CENTRAL COUNTERPARTY N.V. | 724500937F740MHCX307 | Strawinskylaan 1847, Tower I, Level 3, 1077XX, Amsterdam, NL, Netherlands | NETHERLANDS | Financial Market Utility | Central Counterparty (CCP) | Equity |
| CLEARSTREAM BANKING AG | 549300298FD7AS4PPU70 | Mergenthalerallee 61, 65760, Eschborn, Germany | GERMANY | Financial Market Utility | Central Securities Depository (CSD) | Securities |
| EUROCLEAR FRANCE | 54930060MY6S68NEUP16 | Euroclear France: 66 rue de la Victoire, 75009 PARIS | France | Financial Market Utility | Central Securities Depository (CSD) | Securities |
| EUROCLEAR UK & IRELAND LTD | 549300M5MYAD51WHJD55 | Euroclear UK & International Ltd, 33 Cannon Street, London EC4M 5SB, United Kingdom | UNITED KINGDOM | Financial Market Utility | Central Securities Depository (CSD) | Securities - CREST |
| Skandinaviska Enskilda Banken AB (publ) | F3JS33DEI6XQ4ZBPTN86 | Kungsträdgårdsgatan 8, SE-106 40 STOCKHOLM, SWEDEN | Sweden | Partner Bank | Securities Partner Bank | Sub Custodian |